UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

February 1st, 2023

Commission File Number 001-10888

TotalEnergies SE

(Translation of registrant’s name into English)

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

TotalEnergies SE is providing on this Form 6-K a description of certain recent developments relating to its business.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Disclosure of Transactions in Own Shares (January 9, 2023).

Exhibit 99.2	Biogas in France: TotalEnergies commissions BioBéarn, the country’s largest anaerobic digestion unit (January 12, 2023).

Exhibit 99.3	Commissioning of the floating LNG regasification unit delivered by TotalEnergies to Lubmin terminal in Germany (January 13, 2023).

Exhibit 99.4	Brazil: Launch of the Lapa South-West Project (January 16, 2023).

Exhibit 99.5	Disclosure of Transactions in Own Shares (January 16, 2023).

Exhibit 99.6	Oman: TotalEnergies is Rolling Out its Integrated Gas Strategy (January 20, 2023).

Exhibit 99.7	Disclosure of Transactions in Own Shares (January 23, 2023).

Exhibit 99.8	TotalEnergies EP Canada acquires an additional interest in Fort Hills, ahead of its planned spin-off (January 27, 2023).

Exhibit 99.9	Lebanon: QatarEnergy joins TotalEnergies and Eni on two exploration blocks (January 30, 2023).

Exhibit 99.10	Disclosure of Transactions in Own Shares (January 30, 2023).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TotalEnergies SE

Date: February 1st, 2023	By:	/s/ MARIE-SOPHIE WOLKENSTEIN
		Name:	Marie-Sophie Wolkenstein
		Title:	Company Treasurer